UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                  FORM 12b-25
                        NOTIFICATION OF LATE FILING

                                                    SEC FILE NUMBER
                                                        0-27958

                                                      CUSIP NUMBER
                                                      338494 10 7

[ ] Form 10-K and Form 10-KSB	[ ] Form 20-F       [ ] Form 11-K
[X] Form 10-Q and Form 10-QSB   [ ] Form N-SAR

        For Period Ended:  March 31, 1998
        [ ] Transition Report on Form 10-K
        [ ] Transition Report on form 20-F
        [ ] Transition Report on Form 11-K
        [ ] Transition Report on Form 10-Q
        [ ] Transition Report on Form N-SAR
        [ ] Money Market Fund Rule 30b3-1 Filing
        For the Transition Period Ended: __________________________________
___________________________________________________________________________

    Read Attached Instruction Sheet Before Preparing Form. Please Print or Type Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
___________________________________________________________________________

    If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ___________________
___________________________________________________________________________
___________________________________________________________________________

Part I -- Registrant Information

___________________________________________________________________________

    Full Name of Registrant
        FLANDERS CORPORATION
        --------------------

    Address of Principal Executive Office (Street and Number)
        531 FLANDERS FILTERS ROAD,
        WASHINGTON, NC  27889
        ------------------------------------------------

___________________________________________________________________________

Part II -- Rules 12b-25(b) and (c)
___________________________________________________________________________

    If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

    [X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

    [X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or filing made by a money market fund pursuant to Rule 30b3-1, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

    [ ]    (c) The accountant's statement or other exhibit required by Rule
12b-25(c) has been attached if applicable.


___________________________________________________________________________

Part III -- Narrative
___________________________________________________________________________

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q, or filing made by a money market fund pursuant to Rule 30b3-1 and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

THE COMPANY NEEDS ADDITIONAL TIME TO OBTAIN CERTAIN INFORMATION FROM ITS SUBSIDIARIES IN ORDER TO FINALIZE ITS CONSOLIDATED FINANCIAL STATEMENTS. BECAUSE OF DELAYS BY THE SUBSIDIARIES, FORM 10-Q COULD NOT BE FILED WITHOUT UNREASONABLE EFFORT OR EXPENSE.
___________________________________________________________________________

Part IV -- Other Information
___________________________________________________________________________

    (1) Name and telephone number of person to contact in regard to this notification

    STEVEN K. CLARK         (919)                        946-8081
        (Name)              (Area Code)             (Telephone Number)

    (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                            [X] Yes     [ ] No

    (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                            [ ] Yes     [X] No

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



                             FLANDERS CORPORATION
                             --------------------
                 (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date  5/15/98                          By  /s/ Steven K. Clark
                                           -------------------
                                           Steven K. Clark
                                           Vice President Finance/Chief
                                           Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

___________________________________________________________________________

                                   ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

___________________________________________________________________________

                             GENERAL INSTRUCTIONS

1.	This form is required by Rule 12b-25 (17 CFR 240, 12b-25) of the General
Rules and Regulations under the Securities Exchange Act of 1934.

2.	One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the Form will be made a matter of the public record in the Commission files.

3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.	Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5.	Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation
S-T (Section 232.201 or Section232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.13(b) of this chapter). [Added in Release No. 34-31905 (Par. 85,111), effective April 26, 1993, 58 FR 14628; and Release No. 34-35113 (Par. 85,475),
effective January 30, 1995, 59 F.R. 67752.]